July 14, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iM Global Partner Funds (the “Trust”)

(Securities Act File No. 333-10015; Investment Company Act File No. 811-07763)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the Polen Capital U.S. SMID Company Growth ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter.

Registered Fund Name	Series Identifier	Post- Effective Amendment No.	Initial Filing Date
Polen Capital U.S. SMID Company Growth ETF	S000088221	144	7/26/2024

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing. The most recent 485BXT filing was filed on June 26, 2026 and is scheduled to become effective on July 26, 2026. The Trust also respectfully requests the withdrawal of each 485BXT filing.

Subsequent to the filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.

If you have any questions, please call David A. Hearth of Paul Hastings LLP at 415-856-7007.

Very Truly Yours,

iM Global Partner Funds

By:	/s/ John M. Coughlan
John M. Coughlan
Treasurer and Principal Financial Officer